SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

XPRESSPA GROUP, INC.

(Formerly known as Form Holdings Corp.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

34634E102

(CUSIP Number)

Alex Tew

140 2nd Street, Third Floor

San Francisco, CA 94105

(650) 752-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Alan F. Denenberg, Esq.

 Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

 (650) 752-2000

July 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102

(1)	Names of reporting persons Calm.com, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 443,547*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 443,547*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 443,547*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 18.48%**
(14)	Type of reporting person CO

All Common Stock share numbers in this Statement reflect the impact of the 1:20 reverse stock split of the Issuer’s Common Stock that became effective on February 22, 2019.

*

Calm.com, Inc. (“Calm”) beneficially owns 241,935 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of XpresSpa Group, Inc., a Delaware corporation (the “Issuer”), issuable upon the conversion of the Issuer’s Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”). The Series E Preferred Stock has the powers, designations, preferences and other rights as set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation”), a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the Securities and Exchange Commission (the “SEC”) on November 14, 2018, which exhibit is herein incorporated by reference in its entirety, and the Amendment to the Certificate of Designation of Series E Convertible Preferred Stock (the “Certificate of Designation Amendment”), a copy of which was filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019, which exhibit is herein incorporated by reference in its entirety, which rights include, among other things, an aggregate initial liquidation preference and the right to participate in any dividends and distributions paid to holders of Common Stock on an as-converted basis. The Series E Preferred Stock votes on an as-converted basis. The holders of Series E Preferred Stock have the right to convert at any time and from time to time into shares of the Common Stock at a conversion rate as of the date hereof equal to 0.25 shares of Common Stock for each share of Series E Preferred Stock (the “Conversion Ratio”). The Conversion Ratio is subject to adjustment upon certain fundamental events. Upon approval by the shareholders of the Issuer, the Conversion Ratio will be automatically increased to 1.55 shares of Common Stock per share of Series E Preferred Stock (the “Amended Conversion Ratio”) and additional shares of Common Stock may become issuable in the event of certain issuances of Common Stock or Common Stock equivalent securities by the Issuer at a price less than $2.00 per share of Common Stock (“Dilutive Issuances”).

On July 8, 2019, Calm also entered into a certain Securities Purchase Agreement (the “Note Purchase Agreement”) with the Issuer, whereby Calm purchased $2,500,000 aggregate principal amount of 5.00% Unsecured Convertible Notes due 2022 (the “Note”), which is initially convertible into 806,451 shares of the Issuer’s Series E Preferred Stock, which are further convertible into 201,612 shares of the Issuer’s Common Stock based on the Conversion Ratio in effect on the date hereof. The Note is convertible at Calm’s option into shares of Series E Preferred Stock at any time and from time to time.

Pursuant to the Note Purchase Agreement, Calm also purchased warrants to purchase 937,500 shares of Common Stock, at an exercise price of $2.00 per share (the “Warrants”). Subject to receipt of approval of the shareholders of the issuer, the exercise price of the Warrants will be automatically reduced in the event of Dilutive Issuances, resulting in additional shares of Common Stock becoming issuable under the Warrants. The shares of Common Stock underlying the Warrants are not included in the number of shares beneficially owned by Calm, as the Warrants are not exercisable until January 8, 2020.

**	For purposes of calculating beneficial ownership of Calm, the total number of shares of Issuer’s Common Stock outstanding is 1,956,712 shares as of May 15, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed with the SEC on May 15, 2019.

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on November 19, 2018 and as amended on January 2, 2019 (together, the “Schedule 13D”), relating to the Common Stock of the Issuer. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Name of Person Filing	Calm.com, Inc.

(b) Address of Principal Business Office	77 Geary Street, Third Floor San Francisco, CA 94108

(c) Principal Business	Development, management and operation of a meditation, sleep and mental wellness application and related products.

(d) - (e) Criminal and Civil Proceedings	During the last five years, neither Calm nor, to Calm’s knowledge, any of the individuals referred to in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of organization	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following at the end of such section:

As described on the cover page of this Statement on Schedule 13D/A, which description is incorporated herein by reference in answer to this Item 3, on July 8, 2019, Calm and the Issuer entered into the Note Purchase Agreement, pursuant to which Calm purchased (i) the Note, which will be convertible into shares of Series E Stock and (ii) the Warrants (collectively, the “Private Placement”). The purchase price of the Private Placement was funded from Calm’s working capital.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of each of the following documents, each of which is herein incorporated by reference in its entirety: (a) the Note Purchase Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed the SEC on July 8, 2019 (the “July 8th 8-K”); (b) the Note, a copy of the form of which was filed as Exhibit 4.1 to the July 8th 8-K; (c) the Warrants, a copy of the form of which was filed as Exhibit 4.2 to the July 8th 8-K; (d) the Certificate of Designation, a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety; and (e) the Certificate of Designation Amendment, a copy of which was filed as Exhibit 3.1 to July 8th 8-K.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following at the end of such section:

As described in Item 3 above, which description is incorporated herein by reference in answer to this Item 4, this Statement is being filed in connection with the Note Purchase Agreement between Calm and the Issuer. Calm agreed to purchase the Note and Warrants for investment purposes.

Other than as set forth in this Statement or the Note Purchase Agreement, neither Calm nor, to Calm’s knowledge, any of the individuals referred to in Appendix A hereto, currently has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Calm reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Calm is the beneficial owner, directly or indirectly through its ownership of the Note, of 1,774,193 shares of Series E Preferred Stock (convertible as of the date hereof into 443,547 shares of Common Stock). Calm may be deemed to beneficially own these 443,547 shares of Common Stock, which constitute approximately 18.48% of the outstanding shares of the Issuer’s Common Stock, based on 1,956,712 shares outstanding as of May 15, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed with the SEC on May 15, 2019.

Calm also owns the Warrants to purchase 937,500 shares of Common Stock described above, although such shares of Common Stock underlying the Warrants are not included in the number of shares beneficially owned by Calm, as the Warrants are not exercisable until January 8, 2020.

See also the information contained on the cover pages of this Schedule 13D/A, which is incorporated herein by reference.

(b) Calm may be deemed to have sole power to vote 443,547 shares of the Common Stock. See also the information contained on the cover pages of this Schedule 13D/A, which is incorporated herein by reference.

(c) Other than as described in this herein, neither Calm nor, to Calm’s knowledge, any person named in Appendix A hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following at the end of such section:

The Note Purchase Agreement contains representations and warranties of the Issuer and Calm which are typical for transactions of this type. In addition, the Note Purchase Agreement contains customary covenants on the Company’s part that are typical for transactions of this type, as well as the following additional covenants: (i) until Calm holds less than 10% of the Note, the Issuer has agreed not to enter into any variable rate transactions and (ii) the Issuer has agreed to use its commercially reasonable efforts to hold a stockholder meeting within 120 days of the closing date at which the Issuer will solicit its stockholders’ affirmative vote for approval of its potential issuance of additional shares pursuant to the adjusted Conversion Ratio, in the event of Dilutive Issuances and as otherwise described in the transaction documents.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed the SEC on July 8, 2019, which exhibit is herein incorporated by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Note Purchase Agreement, dated as of July 8, 2019 by and between XpresSpa Group, Inc. and Calm.com, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019, and incorporated herein by reference).

99.2	Form of Note (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019, and incorporated herein by reference)

99.3	Form of Warrant to Purchase Common Stock (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019, and incorporated herein by reference)

99.4	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 14, 2018, and incorporated herein by reference).

99.5	Amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2019

Calm.com, Inc.

By	/s/ Alex Tew
Name: Alex Tew
Title: Co-Chief Executive Officer

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS

 OF

CALM

Set forth below is a list of each executive officer and director of Calm setting forth the name, business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each individual is a United States citizen, and unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Calm.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)	Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Tew*+	Co-Chief Executive Officer at Calm.com, Inc. +
Michael Acton Smith*+	Co-Chief Executive Officer at Calm.com, Inc. +
Alex Will	Chief Strategy Officer at Calm.com, Inc. +
David Trujillo*	Partner at TPG Capital	301 Commerce Street, Suite 3300 Fort Worth, Texas 76102
Harley Miller*	Principal at Insight Partners	1114 Avenue of the Americas 36th Floor New York, New York 10036

* Director

+ Calm.com, Inc.

77 Geary Street, Third Floor

San Francisco, CA 94108